UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Balqon Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

058785106

(CUSIP Number)

Amarpal Singh Samra
Balqon Corporation
1701 E. Edinger, Unit E-3
Santa Ana, California 92705
(714) 836-6342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |    |

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058785106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Amarpal Singh Samra I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,562,532
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,562,532
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,532
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10% (1)
14	TYPE OF REPORTING PERSON IN

(1) The number of outstanding shares of Common Stock for purposes of this calculation consists of 25,308,348 shares outstanding as of October 24, 2008, as reported in the Company’s current report on Form 8-K filed on October 30, 2008.

CUSIP No. 058785106	SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Statement”) is related to shares of common stock, $0.001 par value per share (the “Common Stock”), of Balqon Corporation, a Nevada corporation (the “Company”).  The principal executive offices of the Company are located at 1701 E. Edinger, Unit E-3, Santa Ana, California 92705.

Item 2.	Identity and Background

(a) – (f)

This Statement is filed by Amarpal Singh Samra, a United States citizen (“Samra”), whose principal office is located at c/o Balqon Corporation, 1701 E. Edinger, Unit E-3, Santa Ana, California 92705.  Samra’s principal occupation is serving as a  Director of the Company.

Samra has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Samra has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 24, 2008, the Company consummated the transactions contemplated by an Agreement and Plan of Merger, dated September 15, 2008, with Balqon Corporation, a California corporation (“Balqon California”), and Balqon Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of the Company (“Merger Sub”), as amended on October 15, 2008 (the “Merger Agreement”).  On October 24, 2008, pursuant to and in accordance with the Merger Agreement, Balqon California merged with and into Merger Sub, and subsequently Merger Sub merged with and into the Company (the “Merger”).  In connection with the Merger, the Company was the surviving entity.

Pursuant to the Merger Agreement, each share of common stock, no par value per share, of Balqon California that was issued and outstanding immediately prior to the effective date of the Merger was converted into one (1) share of validly issued, fully paid and non-assessable Common Stock of the Company.  As a result of the Merger, 23,908,348 shares of Balqon California’s common stock were converted into the same number of shares of the Company’s Common Stock and 7,176,772 warrants and options of Balqon California were converted into warrants and options to purchase the same number of shares of the Company’s Common Stock.

Prior to the Merger, Samra owned 1,250,025 shares of common stock of Balqon California and options to purchase 312,507 shares of common stock of Balqon California.  In consideration of the shares of common stock and options of Balqon California that Samra owned prior to the Merger, Samra was issued 1,250,025 shares of the Company’s Common Stock and options to purchase 312,507 shares of the Company’s Common Stock at the closing of the Merger Agreement.

Samra did not beneficially own any shares of the Company’s Common Stock prior to the closing of the Merger.

CUSIP No. 058785106	SCHEDULE 13D

Item 4.	Purpose of Transaction.

The Merger Agreement provided that upon the consummation of the Merger, (i) all persons serving on the Company’s board of directors would resign and (ii) Balwinder Samra, Samra and Henry Velasquez would be nominated and appointed to the Company’s board of directors.  Additionally, upon the consummation of the Merger, K. John Shukur resigned as the Company’s sole director and executive officer, and Balwinder Samra, Robert Miranda and Henry Velasquez were appointed as the executive officers of the Company.

Except as set forth in this Item 4, Samra does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. Samra reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)          As of October 24, 2008, Samra was the beneficial owner of 1,562,532 shares of the Company’s Common Stock (which represents approximately 6.10% of the outstanding shares of Common Stock of the Company, based on information reported in the Company’s current report on Form 8-K filed on October 30, 2008).  Of such 1,562,532 shares of Common Stock beneficially owned by Samra, 312,507 shares are issuable to Samra upon his exercise of options that Samra received in connection with the merger transaction.  Pursuant to Rule 13d-3, Samra is deemed the beneficial owner of such shares of the Company’s Common Stock that he can acquire within 60 days of the date hereof through the exercise of such stock options.

(b)
	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Amarpal Singh Samra	0	1,562,532	0	1,562,532

(c)           As noted in Item 3 above, Samra acquired all of the 1,562,532 shares of Common Stock he beneficially owns pursuant to the Merger that was effected on October 24, 2008.  Prior to the Merger, Samra owned 1,250,025 shares of common stock of Balqon California and options to purchase 312,507 shares of common stock of Balqon California.  prior to the Merger, Samra was issued 1,250,025 shares of the Company’s Common Stock and options to purchase 312,507 shares of the Company’s Common Stock at the closing of the Merger Agreement.  Samra did not beneficially own any shares of the Company’s Common Stock prior to the closing of the Merger, nor had he effected any transactions in the Company’s Common Stock prior to the closing of the Merger.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 058785106	SCHEDULE 13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted in Item 4 above, the Merger Agreement provided that upon the consummation of the Merger, (i) all persons serving on the Company’s board of directors would resign and (ii) Balwinder Samra, Samra and Henry Velasquez would be nominated and appointed to the Company’s board of directors.  Additionally, upon the consummation of the Merger, K. John Shukur resigned as the Company’s sole director and executive officer, and Balwinder Samra, Robert Miranda and Henry Velasquez were appointed as the executive officers of the Company.  A copy of the Merger Agreement is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between Samra and any other person, with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Agreement and Plan of Merger, dated September 15, 2008, among the registrant, Balqon California and a newly-created, wholly-owned subsidiary of the registrant, Balqon Acquisition Corp. (1)
2
Amendment No. 1 to Agreement and Plan of Merger, dated October 15, 2008, among the registrant, Balqon California and a newly-created, wholly-owned subsidiary of the registrant, Balqon Acquisition Corp. (2)

(1)	Filed as exhibit 2.1 to our current report on Form 8-K filed on September 19, 2008.
(2)	Filed as Exhibit 10.1 to our current report on Form 8-K filed on October 21, 2008.

CUSIP No. 058785106	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2008	/s/ Balwinder Samra Attorney-In-Fact
Amarpal Singh Samra